

Mail Stop 3720

October 5, 2007

Harry T. Wilkins
Executive Vice President and Chief Financial Officer
American Public Education, Inc.
111 W. Congress Street
Charles Town, WV 25414

> **Re: American Public Education, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed September 20, 2007**
> **File No. 333-145185**

Dear Mr. Wilkins:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Offering, page 5

1.   We have considered your response to comment nine in our letter dated September 6, 2007. We continue to believe that you should provide further context to your disclosure about the special distribution to illustrate the benefits of the offering to insiders of the company. In this regard, we note that your officers, directors, and other initial shareholders will receive a significant return on their investment without having to sell any of their equity investment in the company, and the company will receive no monetary benefits from the offering as a result of the distribution. Please provide the additional disclosure requested in prior comment nine under "Special Distribution" on page 29 and "Certain Relationships and Related Party Transactions—Special Distribution" on page 113.

Risk Factors, page 12

If we do not maintain continued strong relationships with various military bases.. page 17

2.   We note your response to comment 12 in our letter dated September 6, 2007 and the added disclosure on pages 59 and 66. Please clarify in the same locations the total number of credits required for your undergraduate and graduate degrees.

Special Distribution, page 29

3.   Refer to the revised disclosure of options held by directors and executive officers on page 30. We note that the directors and executive officers will be receiving an adjustment to the number of shares subject to stock options.   We also note that you consider this to be a special distribution to these individuals. Please tell us how you determined that the adjustment to the stock incentives for these individuals was not compensatory using the guidance in FAS 123R. Tell us whether you view the adjustments to the stock incentives to be either a modification of the incentives or a cancellation and issuance of new options and include your rationale in your response.

Compensation Discussion and Analysis, page 89

Elements of Compensation, page 91

Base Salary, page 21

4.   Please disclose the amount by which you increased each named executive officer's salary in 2006.

Annual Incentive Cash Compensation, page 91

5.   Please clarify whether all named executive officers had the same SSQ goals for 2006. If not, please explain the differences in each officer's goals.

6.   We are still evaluating your response to comment 32 in our letter dated September 6, 2007. Please analyze more specifically why disclosure of 2006 performance targets, such as new student registrations, would be competitively harmful to you when historical information about your financial performance, including net course registrations, is publicly available. Please address each performance measure separately.

Certain Relationships and Related Party Transactions, page 113

Class A Common Stock Offering, Stock Repurchase and Common Stock Issuance, page 115

7.   We note your response to comment 40 in our letter dated September 6, 2007 and the added disclosure on page 116. Please disclose the number of securities repurchased from Mr. Etter and the purchase price.

Financial Statements

8.   Refer to your response to comment 41 in our letter dated September 6, 2007. Please revise the statements of operations to delete the separate line item for share-based compensation expense and present the expense related to share-based payment arrangements in the same lines as cash compensation. See Question F of Staff Accounting Bulletin 107 for guidance.

9.   We note that you have restated your audited financial statements for accounts receivable, deferred revenue and student deposits in response to comment 46 in our letter dated September 6, 2007. Please revise to disclose the restatement in the Report of Independent Registered Public Accounting Firm and in each of the financial statements. Also, revise the notes to the financial statements to include a note that describes the nature of the restatement. Please see paragraphs 25 and 26 of FAS 154 for guidance.

10.   Refer to your response to comment 42 in our letter dated September 6, 2007. Please revise to present pro forma per share data for the latest year and interim period giving effect to the number of shares whose proceeds would be necessary to pay the distribution, to the extent that the special distribution exceeds current year earnings, in addition to historical earnings per share. See Staff Accounting Bulletin Topic 1:B(3) for guidance.

11.   Refer to your response to comment 43 in our letter dated September 6, 2007. Please provide a pro forma balance sheet reflecting the special distribution accrual (but not giving effect to the proceeds of the offering) along side the historical balance sheet. See Staff Accounting Bulletin Topic 1:B(3) for guidance.

Note 1. Nature of Business and Significant Accounting Policies, page F-7

12.   Please revise to clarify how your obligations to refund tuition under the various Title IV and DoD programs impacts the timing and amount of your revenue recognition.

13.   Refer to your accounting policy for income per common share on page F-10 and
        your description of the preferred stock on page F-18. Please revise your
        disclosure to explain the method used to compute earnings per share. See FAS
        128 for guidance.

Note 10 – Stock Purchase Agreement, page F-10

14.   Refer to your response to comment 51 in our letter dated September 6, 2007.
        Please explain to us in greater detail how you accounted for the recapitalization
        during 2005 in which you exchanged each share of preferred stock for 2.06 shares
        of Class A stock. We note that at the time of the recapitalization your Class A
        common stock had a fair value of $4.55 per share and that you issued 5,351,258
        shares of Class A common stock in exchange for the preferred stock. We also
        note that the preferred stock had been previously recorded as a liability based on
        disclosures on page F-18. Tell us why you did not record the difference between
        the accreted value of the preferred stock on the date of the exchange of $12.2
        million and the fair value of the Class A common stock received by the preferred
        stockholders of $24.3 million as a financing cost in your income statement.

15.   Please expand the disclosure in Note 10 on pages F-18 and F-19 to include a
        description of the Series A Convertible Preferred Stock that includes the terms
        and conditions of redemption, such as the obligation to transfer assets to the
        holders or the terms of mandatory redemption, if applicable. Tell us whether you
        must redeem the Series A Convertible Preferred Stock by transferring assets on a
        specified or determinable date or upon an event that is certain to occur.

                          *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Michael J. Silver, Esq.
        Hogan & Hartson L.L.P.
        Via Facsimile: (410) 539-6981